Exhibit 99.1

Consolidated Financial Statements of

TEMBEC INC.

Years ended September 28, 2013 and September 29, 2012

KPMG LLP	Telephone (514) 840-2100
600 de Maisonneuve Blvd. West	Fax (514) 840-2187
Suite 1500	Internet www.kpmg.ca
Tour KPMG
Montréal, Québec H3A 0A3

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Tembec Inc.

We have audited the accompanying consolidated financial statements of Tembec Inc., which comprise the consolidated balance sheets as at September 28, 2013 and September 29, 2012, the consolidated statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tembec Inc. as at September 28, 2013 and September 29, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

November 29, 2013
Montreal, Canada

*CPA auditor, CA, public accounting permit no. A110592

TEMBEC INC.
Consolidated Balance Sheets

As at September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

	2013	2012
ASSETS

Current assets:
Cash and cash equivalents	$73	$87
Restricted cash	1	5
Trade and other receivables (notes 9 and 19)	157	200
Inventories (notes 5 and 9)	237	255
Prepaid expenses	6	7
Asset classified as held for sale (note 6)	7	-
	481	554

Property, plant and equipment (note 6)	496	485
Biological assets (note 7)	5	4
Employee future benefits (note 12)	24	-
Other long-term receivables (note 8)	10	12
Deferred tax assets (note 18)	5	4
	$1,021	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Operating bank loans (note 9)	$57	$68
Trade, other payables and accrued charges	195	230
Interest payable	10	10
Income tax payable	8	3
Provisions (note 11)	6	3
Current portion of long-term debt (note 10)	16	16
	292	330

Long-term debt (note 10)	369	323
Provisions (note 11)	12	17
Employee future benefits (note 12)	126	285
Other long-term liabilities	2	2
	801	957

Shareholders' equity:
Share capital (note 13)	567	564
Deficit	(353)	(453)
Accumulated other comprehensive earnings (loss)	6	(9)
	220	102
	$1,021	$1,059

Guarantees, commitments and contingencies (note 14)
Subsequent events (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

James V. Continenza	James M. Lopez
Chairman of the Board	President and Chief Executive Officer

TEMBEC INC.
Consolidated Statements of Net Earnings (Loss)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

	2013	2012
Sales	$1,534	$1,666
Freight and other deductions	201	232
Lumber export taxes	3	7
Cost of sales (excluding depreciation and amortization) (note 15)	1,159	1,290
Selling, general and administrative (note 15)	72	74
Share-based compensation (note 13)	1	(1)
Depreciation and amortization	40	46
Other items (note 16)	29	50
Operating earnings (loss)	29	(32)

Interest, foreign exchange and other	28	41
Exchange loss (gain) on long-term debt	14	(13)
Net finance costs (note 17)	42	28
Loss before income taxes	(13)	(60)

Income tax expense (note 18)	21	22
Net loss	(34)	(82)

Basic and diluted net loss in dollars per share (note 13)	$(0.34)	$(0.82)

Consolidated Statements of Comprehensive Earnings (Loss)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

	2013	2012
Net loss	$(34)	$(82)

Other comprehensive earnings (loss), net of income taxes:
Items that will never be reclassified to earnings (loss):
Defined benefit pension plans (note 12)	128	(42)
Other benefit plans (note 12)	4	4
Income tax	2	-
	134	(38)

Item that may be reclassified to earnings (loss) in future periods:
Foreign currency translation differences for foreign operations	15	(11)
Other comprehensive earnings (loss) for the year	149	(49)
Total comprehensive earnings (loss)	$115	$(131)

The accompanying notes are an integral part of these consolidated financial statements.

TEMBEC INC.
Consolidated Statements of Changes in Shareholders’ Equity

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss	-	-	(82)	(82)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	-	-	(42)	(42)
Other benefit plans (note 12)	-	-	4	4
Foreign currency translation differences for foreign operations	-	(11)	-	(11)
Balance - end of year, September 29, 2012	564	(9)	(453)	102

Net loss	-	-	(34)	(34)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	-	-	128	128
Other benefit plans (note 12)	-	-	4	4
Income tax	-	-	2	2
Foreign currency translation differences for foreign operations	-	15	-	15
Issue of warrants (note 13)	3	-	-	3
Balance - end of year, September 28, 2013	$567	$6	$(353)	$220

The accompanying notes are an integral part of these consolidated financial statements.

TEMBEC INC.
Consolidated Statements of Cash Flows

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

	2013	2012
Cash flows from operating activities:
Net loss	$(34)	$(82)
Adjustments for:
Depreciation and amortization	40	46
Net finance costs (note 17)	42	28
Income tax expense (note 18)	21	22
Income tax paid	(15)	(14)
Excess cash contributions over employee future benefits expense	(34)	(34)
Provisions (note 11)	-	12
Impairment loss (note 16)	22	67
Gain on sale of assets	-	(30)
Other	(6)	(2)
	36	13
Changes in non-cash working capital:
Trade and other receivables	16	(30)
Inventories	3	(40)
Prepaid expenses	1	(1)
Trade, other payables and accrued charges	(33)	(14)
	(13)	(85)
	23	(72)
Cash flows from investing activities:
Disbursements for property, plant and equipment	(127)	(108)
Proceeds from sale of net assets (note 16)	100	84
Change in restricted cash	4	-
Other	1	(1)
	(22)	(25)
Cash flows from financing activities:
Change in operating bank loans	(11)	62
Increase in long-term debt	40	74
Repayments of long-term debt	(8)	(11)
Interest paid	(40)	(34)
	(19)	91
	(18)	(6)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	4	(6)
Net decrease in cash and cash equivalents	(14)	(12)

Cash and cash equivalents, beginning of year	87	99

Cash and cash equivalents, end of year	$73	$87

The accompanying notes are an integral part of these consolidated financial statements.

TEMBEC INC.
Consolidated Business Segment Information

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments. During the December 2012 quarter, the Company reorganized its internal reporting structure. The High-Yield Pulp segment was renamed the Paper Pulp segment and now includes the chemical pulp mill that was previously part of the Specialty Cellulose and Chemical Pulp segment. The latter was then renamed the Specialty Cellulose Pulp segment. The Forest Products and the Paper segments were unaffected by the organizational changes. The segments are:

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.

The Specialty Cellulose Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose including the transformation and sale of resins and pulp by-products. A significant portion of chemical products sales are related to by-products generated by the two specialty cellulose pulp mills.

The Paper Pulp segment includes the manufacturing and marketing activities of high-yield pulps and chemical pulps.

The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3. Comparative prior period segment information has been restated to conform with the new segment presentation.

The performance of each segment is evaluated by management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The financial performance is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

TEMBEC INC.
Consolidated Business Segment Information (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

							2013
	Forest	Specialty	Paper			Consolidation
	Products	Cellulose Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$354	$460	$388	$332	$-	$-	$1,534
Internal	66	-	30	-	12	(108)	-
	420	460	418	332	12	(108)	1,534

Freight and other deductions	39	36	80	46	-	-	201
Lumber export taxes	3	-	-	-	-	-	3
Cost of sales	350	331	325	250	11	(108)	1,159
Selling, general and administrative	11	20	8	11	22	-	72
Share-based compensation (note 13)	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	17	73	5	25	(22)	-	98
Depreciation and amortization	9	14	14	3	-	-	40
Other items (note 16)	-	-	24	-	5	-	29
Operating earnings (loss)	$8	$59	$(33)	$22	$(27)	$-	$29
Additions to property, plant and equipment	$7	$110	$10	$9	$1	$-	$137
Total assets	$155	$538	$142	$137	$49	$-	$1,021
Total liabilities	$57	$210	$32	$71	$431	$-	$801

							2012
	Forest	Specialty	Paper			Consolidation
	Products	Cellulose Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$348	$507	$465	$346	$-	$-	$1,666
Internal	84	-	42	-	13	(139)	-
	432	507	507	346	13	(139)	1,666

Freight and other deductions	41	40	105	46	-	-	232
Lumber export taxes	7	-	-	-	-	-	7
Cost of sales	385	352	427	252	13	(139)	1,290
Selling, general and administrative	15	20	7	11	21	-	74
Share-based compensation (note 13)	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	(16)	95	(32)	37	(20)	-	64
Depreciation and amortization	10	11	23	2	-	-	46
Other items (note 16)	(22)	-	50	-	22	-	50
Operating earnings (loss)	$(4)	$84	$(105)	$35	$(42)	$-	$(32)
Additions to property, plant and equipment	$12	$86	$13	$7	$2	$-	$120
Total assets	$216	$398	$302	$120	$23	$-	$1,059
Total liabilities	$68	$216	$74	$126	$473	$-	$957

TEMBEC INC.
Consolidated Geographic Area Information

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

					2013
	Forest	Specialty	Paper
	Products	Cellulose Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$187	$39	$4	$65	$295
United States	167	134	49	247	597
China	-	42	169	-	211
European Union	-	203	56	12	271
Other	-	42	110	8	160
	$354	$460	$388	$332	$1,534

					2012
	Forest	Specialty	Paper
	Products	Cellulose Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$194	$41	$7	$61	$303
United States	145	150	53	265	613
China	6	53	176	-	235
European Union	-	209	57	10	276
Other	3	54	172	10	239
	$348	$507	$465	$346	$1,666

	2013	2012
Property, plant and equipment:
Canada	$379	$393
France	117	91
Other	-	1
	$496	$485

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation Statement of compliance

These audited consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These audited consolidated financial statements were authorized for issue by the Board of Directors on November 21, 2013.

Basis of measurement

The audited consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:
Employee future benefits assets and liabilities are recognized as the net of the fair value of the plan assets less the present value of the defined benefit obligation;
Biological assets are measured at fair value less costs to sell;
Asset retirement obligations and reforestation obligations are measured at the discounted value of expected future cash flows;
Liabilities for cash-settled share-based payment arrangements are measured at fair value;
Embedded and freestanding derivative financial instruments are measured at fair value.

Functional and presentation currency

These audited consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Management believes that the Canadian dollar best reflects the currency of the primary economic environment in which Tembec operates. All financial information presented has been rounded to the nearest million, unless otherwise noted.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued)

Use of estimates and judgements (continued)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that property, plant and equipment might be impaired.

Significant areas requiring the use of management estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements and that may result in material adjustments to the carrying amounts within the next fiscal year include the determination of the net realizable value of inventories (note 5), provisions (note 11), recoverability of deferred tax assets (note 18), the measurement of defined benefit obligations and the valuation of pension plan assets (note 12).

Other areas requiring the use of management estimates include the determination of the value of biological assets, financial instruments, guarantees, commitments, and contingencies. It also includes collectability of accounts receivable, estimating the useful life and residual value of property, plant and equipment, as well as assessing the recoverability of property, plant and equipment, and long- term receivables.

3.	Significant accounting policies Basis of consolidation

These audited consolidated financial statements include the accounts of the Company. Investments over which the Corporation has effective control are fully consolidated. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each operation using exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Foreign currency (continued)

Foreign operations

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rates during the reporting period.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of earnings (loss) as part of the gain or loss on disposal.

Financial instruments

Non-derivative financial assets and liabilities

Cash and cash equivalents, restricted cash, trade and other receivables and long-term receivables are classified as loans and receivables, which is the Company’s only type of non-derivative financial asset. Operating bank loans, trade and other payables, interest payable and long-term debt are classified as other liabilities, which is the Company’s only type of non-derivative financial liability.

The Company initially recognizes all financial assets and liabilities on the date that they are originated. Subsequent to initial recognition at fair value, the financial assets are accounted for on an amortized cost basis using the effective interest rate method. Subsequent to initial recognition at fair value plus any directly attributable transaction costs, the financial liabilities are accounted for on an amortized cost basis using the effective interest rate method.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Derivative financial instruments

The Company may manage, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally US dollars and euros, through the use of options and forward contracts.

The Company may manage, from time to time, its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting.

All derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for in net finance costs.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Financial instruments (continued)

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Warrants

Warrants granted in connection with the second ranking term loan facilities have been issued as an equity-settled share-based payment transaction. Accordingly, they are classified as equity.

Cash and cash equivalents / restricted cash

Cash and cash equivalents, as well as restricted cash, comprise cash in financial institutions, short-term deposits and highly liquid money market instruments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are presented net of outstanding cheques.

Inventories

Finished goods, work-in-process, wood chips, logs, and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. In the case of manufactured inventories and work-in-process, cost includes expenditure incurred in acquiring raw materials, production or conversion costs and other costs incurred in bringing the inventory to their existing location and conditions as well as an appropriate share of production overheads based on normal operating capacity. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as-converted-to-finished-goods basis. Operating, maintenance and spare parts inventories are valued at lower of average cost and net realizable value.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment are recorded at cost, after deducting investment tax credits and government assistance, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquiring and bringing the assets to a working condition for their intended use. The Company capitalizes borrowing costs, which are directly attributable to the acquisition, construction or production of qualifying assets, unless development activities on these qualifying assets are suspended, in which case borrowing costs are expensed.

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Property, plant and equipment (continued)

Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives of the current and comparative periods are as follows:

Assets	Period
Buildings	20 - 30 years
Production equipment:
Pulp and paper	20 - 30 years
Sawmill	10 - 15 years
Forest access roads	3 - 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Biological assets

Standing timber on privately held forest land that is managed for timber production is characterized as a biological asset. Accordingly, on each balance sheet date, the biological asset is valued at its fair value less costs to sell with any change therein, as a result of growth, harvest and change in valuation assumptions recognized in net income (loss) for the period. Standing timber is transferred to inventory at its fair value less costs to sell at the date the logs are removed from the forest. Land under standing timber is measured at cost and included in property, plant and equipment.

Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s balance sheet.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses recognized in prior periods are assessed at each balance sheet date for any indication that the loss has decreased or no longer exists. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs reduce the carrying amounts of the assets in the unit that is subject to the impairment test on a pro rata basis.

An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Provisions (continued)

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Reforestation

Forestry legislation in British Columbia requires the industry to assume the cost of reforestation on certain harvest licences. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to management’s estimates are recognized in net income as they occur.

Site restoration

In accordance with the Company’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs and losses are recognized on the same basis as if they arose independently of the restructuring.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Provisions (continued)

Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company, or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Employee future benefits

Employee future benefits include pension plans and other benefit plans. Other benefit plans include post-employment life insurance programs, healthcare and dental care benefits as well as certain other long-term benefits provided to disabled employees.

Defined contribution pension plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Defined benefit pension plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of net earnings (loss).

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Employee future benefits (continued)

The Company recognizes the current service cost in the employee future benefit costs. Interest cost and the expected return on plan assets are recognized in interest, foreign exchange and other. The actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income.

Other benefit plans

The Company’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in the statement of comprehensive earnings (loss) in the period in which they arise.

Other employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under the short-term incentive plan if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based compensation transactions

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are earned. DSUs are remeasured at each reporting period at fair value, until settlement.

Performance-Conditioned Restricted Share Units (PCRSU) and Performance-Conditioned Share Units (PCSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period at fair value, until settlement.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Other employee benefits (continued)

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Sales

Sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Freight and other deductions

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in Freight and other deductions in the consolidated statement of net earnings (loss).

Investment tax credits and government assistance

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Finance costs and finance income

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and the amortization of other related transactions costs. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses, gain or loss on embedded and freestanding derivative instruments, and interest on employee future benefit obligations and pension plan assets are reported on a net basis as finance cost or finance income.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

4.	New standards and interpretation not yet adopted

IFRS 7 Financial Instruments – Disclosures

In December 2011, the IASB amended the standard IFRS 7, Financial Instruments – Disclosures, to provide additional information about offsetting of financial assets and financial liabilities. IFRS 7 has been amended to require disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s balance sheet. An entity provides information including the gross amounts subject to rights of set-off, amounts set off in accordance with the offsetting criteria, amounts of financial instruments subject to master netting arrangements or similar agreements, and the related net amounts to meet the disclosure objective.

These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will adopt the new standard, which will not have an impact on the amounts recorded, in its fiscal 2014 financial statements.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

4.	New standards and interpretation not yet adopted (continued)

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company will adopt the new standard, which will not have an impact on the amounts recorded, in its fiscal 2014 financial statements.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard was amended to:

a)

require the interest cost and expected return on plan assets, which currently reflect different rates, be replaced with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The impact of this portion of the amended standard is an increase in net finance cost as the Company’s return on plan assets will effectively be at a lower rate.

	b)	eliminate the option to defer the recognition of gains and losses arising in defined benefit plans;

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

4.	New standards and interpretation not yet adopted (continued)

	c)	require gains and losses relating to those plans to be presented in other comprehensive income; and

	d)	improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans.

The amended standard also incorporates changes to the accounting for termination benefits. The amendment will be applied retrospectively. The Company estimates that the effect on the consolidated balance sheet as at September 28, 2013, would be an increase of the net defined benefit liability of $2 million and an increase of the deficit of $2 million. The effect on the consolidated statement of net earnings (loss) for the year ended September 28, 2013, would be an increase of the net finance costs by approximately $18 million and an increase of the other comprehensive earnings by the same amount. The Company is still in a process of assessing the impact that the new standard will have on the income tax expense in the statement of net earnings (loss) and in the statement of comprehensive earnings (loss). The Company will adopt the new requirements in its fiscal 2014 financial statements.

5.	Inventories

	2013	2012
Finished goods	$111	$118
Logs and wood chips	55	61
Supplies and materials	71	76
	$237	$255
Inventories carried at net realizable value	$22	$48

For the years ended in September 2013 and 2012, cost of sales consists primarily of inventories recognized as an expense. Inventories at September 28, 2013, were written down by $4 million (2012 - $6 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

The provision for net realizable values relating to logs and finished goods were as follows:

	2013	2012
Forest Products	$1	$1
Specialty Cellulose Pulp	3	1
Paper Pulp	-	4
Paper	-	-
	$4	$6

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

6.	Property, plant and equipment

			Production equipment		Forest	Assets
			Pulp and		access	under
	Land	Buildings	Paper	Sawmill	roads	construction	Total
Cost
Balance, September 24, 2011	$12	$79	$440	$92	$17	$37	$677

Additions	-	-	-	-	-	120	120
Transfers	-	1	47	7	3	(58)	-
Interest capitalized on assets under construction	-	-	-	-	-	2	2
Disposals	(1)	(4)	(4)	(30)	(12)	(4)	(55)
Effect of foreign currency translation	-	(1)	(8)	-	-	(1)	(10)
Balance, September 29, 2012	11	75	475	69	8	96	734

Additions	-	-	-	-	-	137	137
Transfers	-	8	38	3	3	(52)	-
Interest capitalized on assets under construction	-	-	-	-	-	9	9
Disposals	(1)	(21)	(135)	(1)	-	(2)	(160)
Reclassification to assets held for sale	(7)	-	-	-	-	-	(7)
Effect of foreign currency translation	-	1	14	-	-	1	16
Balance, September 28, 2013	$3	$63	$392	$71	$11	$189	$729

Depreciation
Balance, September 24, 2011	$-	$19	$105	$61	$1	$-	$186

Depreciation	-	6	31	8	1	-	46
Impairment loss	-	-	43	-	1	-	44
Disposals	-	(3)	(2)	(19)	(1)	-	(25)
Effect of foreign currency translation	-	-	(2)	-	-	-	(2)
Balance, September 29, 2012	-	22	175	50	2	-	249

Depreciation	-	6	27	7	-	-	40
Impairment loss	-	3	19	-	-	-	22
Disposals	-	(10)	(70)	(1)	-	-	(81)
Effect of foreign currency translation	-	-	3	-	-	-	3
Balance, September 28, 2013	$-	$21	$154	$56	$2	$-	$233

Carrying amounts

At September 29, 2012	$11	$53	$300	$19	$6	$96	$485
At September 28, 2013	$3	$42	$238	$15	$9	$189	$496

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

6.	Property, plant and equipment (continued)

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. During fiscal 2013, the Company completed a detailed re-estimation exercise for the project and is now forecasting a total estimated cost of $235 million. As at the end of September 2013, assets under construction include $137 million (2012 - $59 million) of capital expenditures for this project and had $41 million of outstanding commitments (see note 14).

At the end of September 2013, the Company launched the BC Lands Sale Initiative. Accordingly, an amount of $7 million of land was classified as held for sale (see note 22).

During fiscal 2013, the Company recorded an impairment charge of $22 million related to its pulp mill located in Skookumchuck, BC. It subsequently sold property, plant and equipment of the latter having a net book value of $79 million (see note 16).

During fiscal 2012, the Company recorded an impairment loss of $44 million related to property, plant and equipment of the Chetwynd, BC, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less cost to sell. The recoverable amount was determined to be nominal.

7.	Biological assets

The Company’s private timberlands are classified as a growing forest, with the standing timber defined and recognized as a biological asset at fair value less costs to sell at each reporting date, with the underlying land being considered a component of property, plant and equipment and recognized at cost.

Balance, September 24, 2011	$4

Disposals	(1)
Change in fair value less costs to sell	1
Balance, September 29, 2012	4

Change in fair value less costs to sell	1
Balance, September 28, 2013	$5

	2013	2012
Current	$-	$-
Non-current	5	4
	$5	$4

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

8.	Other long-term receivables

	2013	2012
Loan receivable - Temlam Inc.	$7	$7
Long-term loans to employees	1	2
Other	2	3
	$10	$12

9.	Operating bank loans

On March 4, 2011, the Company entered into a $200 million asset-based revolving five-year working capital facility (ABL) expiring in March 2016. The facility has a first priority charge over the receivables and inventories of the Company`s Canadian operations. On March 25, 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitments from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates.

As at September 28, 2013, the amount available, based on eligible receivables and inventories, was $120 million of which $53 million was drawn and $56 million was reserved for letters of credit (2012 - $144 million of which $65 million was drawn and $48 million was reserved for letters of credit). Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2013, the amount available was $28 million of which $4 million was drawn (2012 - $20 million of which $3 million was drawn).

The Company’s exposure to liquidity risk is disclosed in note 19.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

10.	Long-term debt

	2013	2012

Tembec Industries Inc.
11.25% senior secured notes US $305 million, due December 15, 2018, with semi-annual interest payments due June 15 and December 15 of each year	$314	$300

Tembec Energy LP
5.5% term loan, secured by a second ranking charge, interest payable on a monthly basis, repayable in monthly instalments beginning in April 2016 and maturing in March 2028	40	-

6.35% term loan, secured by a first ranking charge, interest payable on a monthly basis, repayable in blended monthly instalments beginning July 15, 2014 to June 15, 2022 with a balloon payment of $12 million in July 2022	20	20

Tembec Tartas SAS
Secured term loans € 4 million (2012 - € 6 million), bearing interest at EURIBOR plus 2%, repayable in quarterly instalments beginning in March 2012 and maturing in December 2017	6	8

Unsecured term loans € 8 million (2012 - € 11 million), non-interest bearing, repayable and maturing at various dates from June 2014 to September 2020. The effective interest rate on these loans is 6%	11	14

Kirkland Lake Engineered Wood Products Inc.	9	8

Tembec Inc.	2	2
	402	352

Less current portion	16	16
Less unamortized financing costs	17	13
	$369	$323

On February 23, 2012, the Company completed an add-on offering of US $50 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The add-on offering notes were offered as additional notes under the indenture dated as of August 17, 2010, pursuant to which the Company had previously issued US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries.

The senior secured notes are registered with the Securities and Exchange Commission (SEC) and the Company must maintain their registration throughout the life of the notes. If the obligations under the registration rights agreement are not satisfied, the Company will be required to pay additional interest to the holders of the notes up to a maximum annual amount of US $3 million.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

10.	Long-term debt (continued)

In connection with the specialty cellulose project in Temiscaming, Quebec, which is described in more detail in note 14, the Company entered into a $75 million term loan facility, bearing interest at 5.5%. The loan has a 15½-year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. During fiscal 2013, the Company received five advances totalling $40 million on the term loan.

On September 20, 2013, the Company entered into an additional loan facility to borrow up to $18 million with the same lender, at an interest rate of 5.5%. The loan has a four-year term repayable in monthly instalments beginning in April 2016 and maturing in March 2020. The additional loan is secured by a second ranking charge on the project assets. As at September 28, 2013, no amount was drawn under this additional facility.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the specialty cellulose project in Temiscaming, Quebec. On September 20, 2013, the Company has entered into an Amended and Restated Credit Agreement, increasing its credit facility from $30 million to $40 million. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received an advance of $20 million bearing interest at 6.35% repayable in blended monthly instalments over a period of eight years beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022.

Subsequent to the end of the fiscal year, on October 18, 2013, the Company received the second advance of $20 million bearing interest at 6.86%, repayable in blended monthly instalments over a period of eight years beginning in November 2014 with a “balloon” payment of $12 million to be repaid in October 2022.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

The Company’s exposure to liquidity risk, foreign currency, and interest rate risk is disclosed in note 19.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

11.	Provisions

				Total
	Site restoration	Reforestation	Other	provisions

Balance, September 24, 2011	$4	$15	$5	$24

Provisions made during the year	9	4	-	13
Paid during the year	-	(1)	-	(1)
Sale of BC Sawmills (note 16)	-	(16)	-	(16)
Balance, September 29, 2012	13	2	5	20

Provisions made during the year	1	-	-	1
Paid during the year	-	(1)	-	(1)
Sale of Skookumchuck, BC, pulp mill (note 16)	(2)	-	-	(2)
Balance, September 28, 2013	$12	$1	$5	$18

	2013	2012
Current	$6	$3
Non-current	12	17
	$18	$20

Site restoration

In accordance with Canadian law, land fill sites have a predetermined life and must be restored to their original condition at the end of their life. Because of the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that the land fill sites will be restored using technology and materials that are currently available. The Company has been provided with a range of reasonably possible outcomes of the total cost, reflecting different assumptions about changes in technology and pricing of the individual components of the cost. The restoration is expected to occur over the next 30 years.

Fiscal 2013 includes charges of $1 million (2012 - $3 million) for other sites for which the Company has a legal obligation to carry out remediation.

Fiscal 2012 includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. An agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

11.	Provisions (continued) Reforestation

In accordance with British Columbia law, the Company has an obligation to perform certain reforestation activities during periods of 12 to 15 years following the harvest. Because of the long- term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that current reforestation practice will continue to meet government policy, that adequate forest fire protection is in place, that suitable external funding will be made available to manage incremental forest pests and disease issues and that government policy with respect to reforestation will not change materially. The provision includes reforestation of different harvested areas, which are at different stages in the reforestation process. On March 23, 2012, the Company sold its British Columbia sawmills and, as part of the agreement, the buyer assumed the related reforestation obligation for an amount of $16 million.

12.	Employee future benefits

Defined contribution pension plans

The Company contributes to defined contribution pension plans, provincial pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense of $7 million (2012 – $9 million) under these plans is equal to the Company’s contribution.

Defined benefit pension plans

The Company has several defined benefit pension plans. Some of the defined benefit pension plans are contributory. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution pension plans. During fiscal 2013, the majority of the new unionized employees in Canada are only participating in defined contribution pension plans. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using the projected unit credit method.

Other benefit plans

The Company offers post-employment life insurance, healthcare and dental care plans to some of its retirees. The Company offers other long-term benefits as healthcare and dental care plans to disabled employees. The Company also assumes other long-term benefits as life insurance coverage to some of its disabled employees.

The other benefit plans expenses and the obligations related to these plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted either at January 1, 2010, May 1, 2012 or July 1, 2013.

The other benefit plans are unfunded.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

Company contributions for defined benefit pension plans

Total cash payments for defined benefit pension plans consist of cash contributed by the Company to its funded pension plans and cash payments directly to beneficiaries for its unfunded benefit plans. The Company contributions were $44 million for 2013 (2012 – $42 million). In 2014, the Company expects to contribute approximately $34 million to its defined benefit pension plans in accordance with its normal funding policy.

Description of fund assets

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at September 28, 2013, the defined benefit pension plan assets were comprised of 2% (1% in 2012) in cash and short-term investments, 4% (5% in 2012) in real estate, 43% (47% in 2012) in bonds and 51% (47% in 2012) in Canadian, U.S. and foreign equity.

Funding policy

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for one plan on January 1, 2013, 12 plans on December 31, 2012, one plan on December 31, 2011, and one plan on December 31, 2010.

Investment policy

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

The actual return on plan assets was $73 million for the year ended September 28, 2013, and $70 million for the year ended September 29, 2012.

As at September 28, 2013 and September 29, 2012, the assets of the plan do not directly include the Company’s own financial instruments or any property occupied by, or other assets issued by, the Company.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate

The following tables present the change in the defined benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in defined benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2013	2012	2013	2012
Defined benefit obligation, at beginning of year	$910	$857	$41	$44
Current service cost	10	9	1	1
Interest cost	34	37	1	1
Employee contributions	2	2	-	-
Benefits paid	(45)	(61)	(1)	(1)
Actuarial loss (gain)	(98)	73	(4)	(4)
Decrease in obligation due to curtailment	(1)	(2)	-	-
Sale of Skookumchuck, BC, pulp mill (note 16)	(3)	-	(9)	-
Past service cost	1	1	-	-
Effect of foreign currency translation	7	(6)	-	-
Defined benefit obligation, at end of year	$817	$910	$29	$41

Change in fair value of plan assets for defined benefit plans:

	Pension plans		Other benefit plans
	2013	2012	2013	2012
Fair value of defined benefit plan assets, at beginning of year	$667	$618	$-	$-
Expected return on plan assets	42	39	-	-
Actuarial gain	31	31	-	-
Employer contributions	44	42	1	1
Employee contributions	2	2	-	-
Benefits paid	(45)	(61)	(1)	(1)
Effect of foreign currency translation	5	(4)	-	-
Fair value of defined benefit plan assets, at end of year	$746	$667	$-	$-

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate (continued)

The following table presents the difference between the fair value of plan assets and the actuarially determined defined benefit obligation for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

Reconciliation of funded status for defined benefit plans:

	Pension plans
	2013	2012	2011	2010
Fair value of plan assets	$746	$667	$618	$617
Defined benefit obligation, wholly or partially funded plans	(780)	(867)	(820)	(777)
Plan deficit	(34)	(200)	(202)	(160)

Defined benefit obligation, unfunded plans	(37)	(43)	(37)	(35)
Unamortized past service costs	2	1	-	1
Asset non-recognized due to asset ceiling	(4)	-	-	-
Liability arising from minimum funding requirement	-	(3)	(3)	(7)
Net defined benefit liability	$(73)	$(245)	$(242)	$(201)

	Other benefit plans
	2013	2012	2011	2010
Fair value of plan assets	$-	$-	$-	$-
Defined benefit obligation, wholly or partially funded plans	-	-	-	-
Plan deficit	-	-	-	-

Defined benefit obligation, unfunded plans	(29)	(41)	(44)	(47)
Unamortized past service costs	-	1	2	-
Asset non-recognized due to asset ceiling	-	-	-	-
Liability arising from minimum funding requirement	-	-	-	-
Net defined benefit liability	$(29)	$(40)	$(42)	$(47)

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans
	2013	2012	2011	2010
Defined benefit asset	$24	$-	$1	$-
Defined benefit liability	(97)	(245)	(243)	(201)
Net defined benefit liability	$(73)	$(245)	$(242)	$(201)

	Other benefit plans
	2013	2012	2011	2010
Defined benefit asset	$-	$-	$-	$-
Defined benefit liability	(29)	(40)	(42)	(47)
Net defined benefit liability	$(29)	$(40)	$(42)	$(47)

	Total employee future benefits
	2013	2012	2011	2010
Defined benefit asset	$24	$-	$1	$-
Defined benefit liability	(126)	(285)	(285)	(248)
Net defined benefit liability	$(102)	$(285)	$(284)	$(248)

Components of benefit cost

The following tables present the impact on net earnings (loss) and other comprehensive earnings (loss) of the Company’s employee future benefits:

Recognized in net earnings (loss)

	Pension plans		Other benefit plans
	2013	2012	2013	2012
Recognized costs for defined benefit plans:
Current service cost	$10	$9	$1	$1
Past service cost	-	-	-	1
Total included in personnel expenses	10	9	1	2

Curtailment gain	(1)	(2)	-	-
Total included in other items	(1)	(2)	-	-

Interest cost	34	37	1	1
Expected return on plan assets	(42)	(39)	-	-
Total included in net finance costs	(8)	(2)	1	1
Total recognized costs for defined benefit plans	1	5	2	3

Recognized costs for defined contribution plans	7	9	-	-
Total expense for employee future benefits	$8	$14	$2	$3

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

Recognized in other comprehensive earnings (loss)

	Pension plans			Other benefit plans
	2013	2012	2011	2013	2012	2011
Actuarial gain (loss) - variation in assumptions	$99	$(77)	$(50)	$4	$(2)	$-
Actuarial gain (loss) - experience adjustments	(1)	4	9	-	6	-
Actuarial gain (loss) - actual rate of return exceeds (is below) expected rate of return	31	31	(27)	-	-	-
Effect of limit on recognition of assets/minimum funding requirement	(1)	-	4	-	-	-
Effect of foreign currency translation	(2)	2	(1)	-	-	-
Defined benefit plans	$126	$(40)	$(65)	$4	$4	$-

Since September 26, 2010, date of transition to IFRS, the cumulative amount of actuarial gains recognized in other comprehensive earnings (loss) is $30 million (2012 – losses of $102 million).

The actuarial gain on variation in discount rate recognized in the statement of comprehensive earnings (loss) at September 28, 2013, was based on an increase of the discount rate for pension plans from 3.69% used at September 29, 2012 to 4.60% at September 28, 2013. For September 29, 2012, the actuarial loss for pension plans was based on a decrease of the discount rate from 4.42% at September 24, 2011 to 3.69% at September 29, 2012.

Assumptions

Significant assumptions for defined benefit pension plans (weighted average):

	2013	2012	2011

Defined benefit obligation at end of year:
Discount rate	4.60%	3.69%	4.42%
Rate of compensation increase	2.50%	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	3.69%	4.42%	4.87%
Rate of compensation increase	2.50%	2.50%	2.50%
Expected long-term return on assets	6.28%	6.39%	6.53%

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued) Assumptions (continued)

Significant assumptions for other benefit plans (weighted average):

	2013	2012	2011
Defined benefit obligation at end of year:
Discount rate	4.29%	3.68%	4.19%
Rate of compensation increase	2.50%	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	3.68%	4.19%	4.73%
Rate of compensation increase	2.50%	2.50%	2.50%

Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	6.00%	7.00%	7.50%
Annual rate of decline in trend rate	0.50%	0.50%	0.50%
Ultimate healthcare cost trend rate	4.50%	5.00%	5.00%
Year ultimate rate is reached	2016	2016	2016

Effect of change in healthcare cost trend rate (1% increase):
Total of service cost and interest cost	$-	$-	$-
Defined benefit obligation	$1	$2	$3

Effect of change in healthcare cost trend rate (1% decrease):
Total of service cost and interest cost	$-	$-	$-
Defined benefit obligation	$(1)	$(2)	$(3)

13.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Warrants

In connection with the $75 million second ranking term loan facility, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. The warrants expire on August 30, 2017. During the December 2012 quarter, concurrently with the first disbursement under the term loan facility, the Company recorded the estimated value of the warrants, which was determined to be $3 million.

In connection with the $18 million second ranking term loan facility (see note 10), the Company has agreed to grant the lender an option to acquire 712,000 common shares of the Corporation at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the warrants. These warrants will be granted on the date of the first advance made under this facility, which has not yet occurred, and will expire five years thereafter.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

13.	Share capital (continued)

Issued and fully paid

	2013	2012
100,000,000 common shares	$564	$564
3,000,000 warrants	3	-
	$567	$564

Net loss per share

The following table provides the reconciliation between basic and diluted net loss per share:

	2013	2012
Net loss	$(34)	$(82)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employee share options and warrants	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.34)	$(0.82)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Shareholder Rights Plan

At the Annual and Special Meeting of Shareholders held on January 31, 2013, the Shareholder Rights Plan (the “Plan”), which had been previously adopted by the Board of Directors (the “Board”) of the Corporation, was approved and ratified by a majority of the Shareholders. The Plan is designed to encourage the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares. It provides the Board with sufficient time to assess and evaluate any unsolicited take-over bid, and to explore and develop, if appropriate, alternatives that enhance shareholder value and to give shareholders adequate time to consider any such transaction. Accordingly, as of the close of business on January 31, 2013, one right was issued and attached to each common share of the Corporation. Each right entitles the holder of the right to purchase from the Corporation an additional share of the Corporation subject to the terms and conditions of the Plan.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options have been granted since 2006. No compensation expense was recorded for the years ended September 28, 2013 and September 29, 2012.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

13.	Share capital (continued)

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

	2013		2012
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
Balance, beginning of year	104,987	$66.13	122,020	$75.01
Options expired	(4,229)	$182.33	(5,791)	$188.34
Options forfeited	(4,906)	$83.98	(11,242)	$99.56
Balance, end of year	95,852	$60.09	104,987	$66.13
Exercisable, end of year	95,852	$60.09	104,987	$66.13

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 28, 2013:

	Outstanding options and exercisable options
		Weighted	Weighted
		remaining	average
	Number of	contractual	exercise
Year granted	options	life	price
2004	4,941	0.22	$137.89
2005	44,787	1.54	$82.89
2006	46,124	2.22	$29.63
	95,852	1.80	$60.09

Other share-based compensation

Directors of the Company, which are not employees of the Company, are given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of Deferred Share Units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to a director upon termination of Board service and is payable in the form of cash.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

13.	Share capital (continued)

The following table summarizes the grant of DSUs issued under the Directors’ Share Awards Plan:

	2013	2012
Balance, beginning of year	1,119,836	1,119,836
Granted	-	-
Paid	-	-
Balance, end of year	1,119,836	1,119,836
Vested, end of year	1,119,836	869,503

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period.

The following table summarizes the grant of DSUs issued under the Performance-Conditioned Share Unit Plan:

	2013	2012
Balance, beginning of year	367,583	373,147
Granted	751,733	-
Forfeited	(130,969)	(5,564)
Balance, end of year	988,347	367,583
Vested, end of year	-	-

During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. During the December 2011 quarter, 880,968 PCRSUs were forfeited as performance conditions attached to it were not achieved, and the remaining 1,143,039 PCRSUs were paid for a total consideration of $3 million. There are no PCRSUs outstanding and this plan was terminated.

The following table summarizes the details of share-based compensation expenses (credits) relating to its different share-based compensation plans:

	2013	2012
Directors' share award plan	$1	$(1)
Performance-conditioned share unit plan	-	-
Performance-conditioned restricted share unit plan	-	-
	$1	$(1)
Total carrying amount of liabilities for cash-settled arrangements	$3	$2

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

14.	Guarantees, commitments and contingencies Guarantees

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by highly-rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2014.

Commitments

Capital investment

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. During fiscal 2013, the Company completed a detailed re-estimation exercise for the project and is now forecasting a total estimated cost of $235 million. The project involves the replacement of three old boilers with a new high- pressure boiler designed to burn waste sulphite liquor, a co-product of the specialty cellulose manufacturing process, producing steam for use at the facility. The project also calls for the installation of a new electrical turbine that will increase the Temiscaming facility's electricity production capacity from its current 10 megawatts to 60 megawatts. As at the end of September 2013, the Company had incurred $137 million of capital expenditures for this project and had $41 million of outstanding commitments.

The Company has entered into a 25-year power purchase contract with Hydro-Quebec that will allow the Company to sell to Hydro-Quebec up to 50 megawatts of the incremental electricity generated by the new turbine at green energy rates of $106 per MW/hour, indexed annually to the consumer price index.

The Company has entered into operating leases for expected minimum lease payments of $9 million. Outflows for the years following September 28, 2013, are as follows:

2014	$4
2015	$2
2016	$2
2017	$1
2018 and thereafter	$-

Contingencies

The Company is party to claims and litigations arising in the normal course of operations. The Company does not expect that the resolution of these matters will have a material effect on the Company’s financial condition, earnings or liquidity.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

15.	Analysis of expenses by nature

	2013	2012
Wages and salaries	$232	$275
Employee benefits expense	85	97
Raw materials and other manufacturing costs	892	1,004
Changes in inventories	1	(37)
Other expenses	21	25
	$1,231	$1,364

Cost of sales	$1,159	$1,290
Selling, general and administrative	72	74
	$1,231	$1,364

16.	Other items

The following table provides a summary of the other items by business segment of the Company:

	2013	2012
Forest Products:
Gain on sale of BC sawmills	$-	$(24)
Loss on sale/closure of hardwood flooring plants	-	2
	-	(22)
Paper Pulp:
Loss on sale of Skookumchuck, BC, pulp mill	2	-
Impairment loss - Skookumchuck, BC, pulp mill	22	-
Impairment loss - Chetwynd, BC, pulp mill	-	50
	24	50
Corporate:
Costs for permanently idled facilities	7	10
Gain on sale of assets	(2)	-
Impairment loss - Temlam loan receivable	-	16
Gain on sale of minority equity investment	-	(4)
	5	22
Other items	$29	$50

2013

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded a loss of $2 million in the June 2013 quarter. The following table provides information related to Balance Sheet items of the mill at time of sale:

Current assets	$41
Long-term assets	79
Current liabilities	(12)
Employee future benefits and other	(9)
$99

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

16.	Other items (continued) 2013 (continued)

During the March 2013 quarter, the Company announced that it had reached an agreement to sell its pulp mill located in Skookumchuck, BC. The Company recorded an impairment charge of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During fiscal 2013, the Company recorded a charge of $7 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

2012

During the September 2012 quarter, the Company recorded an impairment loss of $50 million related to property, plant and equipment, including the related supplies and materials of the Chetwynd, BC, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less costs to sell. The recoverable amount was determined to be nominal.

During fiscal 2012, the Company recorded charges of $10 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to balance sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

During the March 2012 quarter, the Company recorded an impairment loss of $16 million related to the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

16.	Other items (continued) 2012 (continued)

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

17.	Net finance costs

	2013	2012
Interest on long-term debt	$40	$36
Interest on short-term debt	2	2
Bank charges and other financing expenses	3	2
Net foreign exchange loss (gain), excluding exchange on long-term debt	(1)	4
Interest income	-	(1)
Exchange loss (gain) on long-term debt	14	(13)
Expected return on plan assets less accretion of employee future benefits obligation (note 12)	(7)	-
Interest capitalized on assets under construction	(9)	(2)
	$42	$28

Finance costs	$50	$42
Finance income	(8)	(14)
Net finance costs	$42	$28

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

18.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2013	2012
Loss before income taxes	$(13)	$(60)

Income tax recovery based on combined federal and provincial income tax rates of 26.3% (2012 - 26.3%)	$(3)	$(16)

Increase (decrease) resulting from:
Difference in statutory income tax rates	1	6
Permanent differences	2	-
Unrecognized tax asset arising from current losses and other tax adjustements	21	32
	24	38
Income tax expense	$21	$22

Income taxes:
Current	$20	$11
Deferred	1	11
Income tax expense	$21	$22

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following:

	2013	2012
Deferred tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$414	$405
Property, plant and equipment	91	66
Employee future benefits	29	78
Capital loss carry-forwards	1	3
Other	9	9
	$544	$561

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefits.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

18.	Income taxes (continued)

Unrecognized deferred tax assets (continued)

As at September 28, 2013, certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

		Expiring
	Amounts	dates
Non-capital loss carried forward for:
Canadian subsidiaries	$1,178	2014 to 2033
U.S. subsidiaries	$14	2028 to 2032
Pool of deductible scientific research and experimental development	$374	Unlimited

Recognized deferred tax assets and liabilities

	Deferred tax assets		Deferred tax liabilities
	Non-capital	Property,
	loss carry-	plant and	Other
	forwards	equipment	liabilities	Total
Balance, September 24, 2011	$11	$5	$(1)	$15

Through statement of net earnings (loss)	(11)	(1)	1	(11)
Balance, September 29, 2012	-	4	-	4

Through statement of net earnings (loss)	6	(3)	(4)	(1)
Through statement of comprehensive earnings (loss)	2	-	-	2
Balance, September 28, 2013	$8	$1	$(4)	$5

19.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, restricted cash, trade and other receivables, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other financial long-term liabilities also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	2013	2012
Carrying value	$385	$339
Fair value	$428	$369

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued)

Fair value (continued)

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long-term debt was estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had no derivative financial instruments at September 28, 2013 and September 29, 2012.

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

Credit risk
Liquidity risk
Market risk
	-	Foreign currency rate risk
	-	Interest rate risk
	-	Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

Exposure to credit risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The allowance for doubtful accounts for the Company, as at September 28, 2013 and September 29, 2012, was negligible.

The Company also has credit risk relating to cash and cash equivalents. The Company manages risk by dealing only with highly-rated financial institutions.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2013	2012
Loans and receivables, other than cash, cash equivalents and restricted cash	$167	$212
Cash, cash equivalents and restricted cash	$74	$92

The maximum exposure to credit risk for trade accounts receivable as at September 28, 2013 and September 29, 2012, by geographical region was as follows:

	2013	2012
Canada	$19	$19
United States	31	51
European Union	42	42
China	4	5
Other	15	24
	111	141
Allowance for doubtful accounts	-	-
Trade receivables net	111	141
Other receivables including input tax credits	46	59
Accounts receivable	$157	$200

The aging of trade accounts receivable was as follows:

	2013		2012
	Gross	Allowance	Gross	Allowance
Not past due	$102	$-	$134	$-
Past due 0-30 days	7	-	5	-
Past due 31-60 days	2	-	2	-
	$111	$-	$141	$-

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was negligible in fiscal 2013 and fiscal 2012.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would require approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at September 28, 2013, totalled $109 million (2012 - $140 million). The decrease in liquidity was anticipated as the Company continued with its capital expenditure program. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $73 million was undrawn. In addition, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

							2013
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$389	(1)	$602	$50	$84	$87	$381
Unsecured loans	13		14	5	7	1	1
Operating bank loans	57		57	57	-	-	-
Trade and others	205		205	205	-	-	-
	$664		$878	$317	$91	$88	$382
(1) before financing costs

It is not expected that the cash outflows included in the maturity analysis could occur significantly earlier, or, excluding the effects of foreign exchange fluctuations on US dollar liabilities, at significantly different amounts.

Foreign currency rate risk management

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are US dollar and euro.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar with respect to the US dollar and the euro. The Company generates approximately $900 million of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

To reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at September 28, 2013 and September 29, 2012, the Company did not hold any foreign exchange contracts.

Foreign currency rate sensitivity analysis

Based on 2014 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$10
Cost of sales increase	3
Operating earnings and adjusted EBITDA increase	7
Loss on translation of US $ denominated debt	3
Pre-tax earnings increase	$4

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency. Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure.

Interest rate risk management and sensitivity analysis

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

Commodity price and operational risk management

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price derivative commodity contracts to mitigate the impact of price volatility. The Company had no derivative financial instruments at September 28, 2013 and September 29, 2012.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase derivative commodity contracts. As at September 28, 2013 and September 29, 2012, the Company did not hold any significant derivative commodity contracts.

20.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents and restricted cash.

Total capitalization includes net debt plus long-term provisions, employee future benefit liabilities, deferred tax liabilities, other long-term liabilities, and shareholders’ equity.

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at September 28, 2013 (September 29, 2012 – 45%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during fiscal 2013.

TEMBEC INC.
Notes to Consolidated Financial Statements (continued)

Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

21.	Related parties

Key management personnel compensation

The key management personnel of the Company are the members of the Board of Directors and certain executive officers. They control less than 1% of the voting shares of the Company.

Key management personnel participate in the Company’s long-term incentive plans (see note 13). Key management personnel compensation is comprised of the following for the past two years:

	2013	2012
Short-term compensation benefits	$4	$4
Share-based compensation	1	(1)
	$5	$3

22.	Subsequent events

BC Land Sale Initiative

On September 30, 2013, the Company announced the BC Lands Sale Initiative. As at November 29, 2013, the Company completed the sale of various parcels of land for total gross proceeds of $23 million.

Antidumping duties - China

On November 6, 2013, China issued its preliminary determination to antidumping duties to be applied to viscose grade pulp imported from Canada, the United States and Brazil. The Company was assigned a duty rate of 13% on viscose shipments to China after November 6, 2013. The antidumping duties do not apply to the specialty cellulose pulp mill located in Tartas, France. The specialty cellulose mill located in Temiscaming, Quebec, currently produces and sells approximately 40,000 tonnes per year of viscose grade pulp into the Chinese market. The balance of the mill’s production is specialty grades, which are not subject to the antidumping duties.